FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For December 9, 2009

PETAQUILLA MINERALS LTD. (File #000-26296)

(Translation of registrant's name into English)

Suite 410, 475 West Georgia Street., Vancouver, British Columbia, Canada V6B 4M9

(Address of principal executive offices)

Attachments:

1.

News Release dated December 9, 2009; and

2.

Material Change Report dated December 9, 2009 (re: December 9, 2009, news release)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓       Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No  __✓ _

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

PETAQUILLA MINERALS LTD.

(Registrant)

Date:  December 9, 2009

By:

/s/ Richard Fifer

(Name)

Its:

Director and Chairman

(Title)

Trading Symbols:
TSX:	PTQ
OTCBB:	PTQMF
FWB:	P7Z

NEWS RELEASE

Annual General Meeting of Shareholders

Vancouver, BC – December 9, 2009: Petaquilla Minerals Ltd. (“Petaquilla” or the “Company”) announces that it has received Toronto Stock Exchange (“TSX”) approval to hold its annual general meeting of shareholders (“AGM”) on December 15, 2009, outside of the TSX requirement that an issuer hold an annual meeting of shareholders within six months from the end of its fiscal year.

The delay in the holding of the AGM was necessary in order for the new Board of Directors of the Company to review and approve the contents of the Information Circular prepared in connection with the AGM.

The Company encourages all shareholders on record as at November 2, 2009, to participate in its AGM by submitting their proxies.  Information regarding Petaquilla’s AGM can be obtained from the Company by calling its Vancouver office at (604) 694-0021, toll-free in North America at 1-877-694-0021, or via email to info@petaquilla.com.

About Petaquilla Minerals Ltd. - Petaquilla Minerals Ltd. is an emerging gold producer commissioning the operation of its gold processing plant at its 100% owned Molejon Gold Project.  Anticipated throughput for the project during the first year of commercial production is estimated to be 2200 tonnes per day.  The plant utilizes three ball mills and a carbon-in-pulp processing facility.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Joao C. Manuel
President and Chief Executive Officer

FOR FURTHER INFORMATION PLEASE CONTACT:

Petaquilla Minerals Ltd.

Phone: (604) 694-0021 Fax: (604) 694-0063

Toll-free: 1 (877) 694-0021

www.petaquilla.com

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company

Petaquilla Minerals Ltd. (the “Company”)

410 - 475 West Georgia Street

Vancouver, British Columbia

V6B 4M9

Item 2.

Date of Material Change

December 9, 2009

Item 3.

News Release

The Company’s news release dated December 9, 2009, was disseminated by Marketwire, Incorporated on December 9, 2009.

Item 4.

Summary of Material Change

The Company announces that it has received Toronto Stock Exchange (“TSX”) approval to hold its annual general meeting of shareholders on December 15, 2009.

Item 5.

Full Description of Material Change

For a full description of the material change, please see Schedule “A”.

Item 6.

Reliance on subsection 7.1(2) or (3) of National Instrument  5 1-102

Not Applicable.

Item 7.

Omitted Information

Not Applicable.

Item 8.

Executive Officer

Joao Manuel, President and Chief Executive Officer of the Company, can be contacted at (604) 694-0021.

Item 9.

Date of Report

Dated December 9, 2009

PETAQUILLA MINERALS LTD.

Per:

/s/ Joao Manuel

Joao Manuel

President and Chief Executive Officer

SCHEDULE “A”

NEWS RELEASE FOR:

PETAQUILLA MINERALS LTD.

Contact person:

Joao C. Manuel

Contact Telephone number:

604-694-0021

Trading Symbols:
TSX:	PTQ
OTCBB:	PTQMF
FWB:	P7Z

NEWS RELEASE

Annual General Meeting of Shareholders

Vancouver, BC – December 9, 2009: Petaquilla Minerals Ltd. (“Petaquilla” or the “Company”) announces that it has received Toronto Stock Exchange (“TSX”) approval to hold its annual general meeting of shareholders (“AGM”) on December 15, 2009, outside of the TSX requirement that an issuer hold an annual meeting of shareholders within six months from the end of its fiscal year.

The delay in the holding of the AGM was necessary in order for the new Board of Directors of the Company to review and approve the contents of the Information Circular prepared in connection with the AGM.

The Company encourages all shareholders on record as at November 2, 2009, to participate in its AGM by submitting their proxies.  Information regarding Petaquilla’s AGM can be obtained from the Company by calling its Vancouver office at (604) 694-0021, toll-free in North America at 1-877-694-0021, or via email to info@petaquilla.com.

About Petaquilla Minerals Ltd. - Petaquilla Minerals Ltd. is an emerging gold producer commissioning the operation of its gold processing plant at its 100% owned Molejon Gold Project.  Anticipated throughput for the project during the first year of commercial production is estimated to be 2200 tonnes per day.  The plant utilizes three ball mills and a carbon-in-pulp processing facility.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Joao C. Manuel
President and Chief Executive Officer

FOR FURTHER INFORMATION PLEASE CONTACT:

Petaquilla Minerals Ltd.

Phone: (604) 694-0021 Fax: (604) 694-0063

Toll-free: 1 (877) 694-0021

www.petaquilla.com